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                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One) X Form 10-K  __ Form 20-F __ Form 11-K  __ Form 10-Q  __ Form N-SAR

                 For Period Ended:  December 31, 2001
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

HALSEY DRUG CO., INC.
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Full Name of Registrant


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Former Name if Applicable

695 N. Perryville Road
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Address of Principal Executive Office (STREET AND NUMBER)

Rockford, Illinois  61107
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 X       (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X       (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 __      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.

         The Company is the process of finalizing the terms and documentation relating to a private offering of securities for an aggregate purchase price of up to $15,000,000 (the "Offering"). While there can be no assurance that the Offering will be completed, the securities proposed to be issued in the Offering will consist of 5% convertible senior secured debentures (the "Debentures") and common stock purchase warrants (the "Warrants") exercisable for an aggregate of up to 1,818,181 shares of the Company's Common Stock, $ .01 par value per share. The Debentures and Warrants will be issued by the Company pursuant to a certain Debenture and Warrant Purchase Agreement by and among the Company and the proposed investors in the Offering. Upon the completion of the Offering, the Company will disclose the Offering and its terms pursuant to a Current Report filing on Form 8-K with the Securities and Exchange Commission.

         Pending the completion of the Offering, the Company lacks sufficient working capital and sources of financing necessary to satisfy its current liabilities, including trade payables and accounts payable to its outside professionals, including its independent certified public accountants. While there can be no assurance as to the completion of the Offering, the Company believes that if completed, the net proceeds for the Offering will allow the Company to satisfy a substantial portion of its outstanding liabilities and accounts payable, including making arrangements for the satisfaction of fees and expenses owed to its independent certified public accountants.

         As a result of the negotiation and documentation of the Offering during February and March, 2002, the Company was unable to timely close its books for the fiscal year ended December 31, 2001. As a result, the completion of audit for fiscal year 2001 by the Company's independent auditors was delayed, thereby preventing the Company's filing of its Annual Report on Form 10-K by March 31, 2002. The Company's books have recently been closed and the Company's independent auditors are in the process of finalizing their audit. As indicated above, it is Management's belief that the Form 10-K for the fiscal year ended December 31, 2001 will be filed on or before the 15th calendar day following its prescribed due date.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Peter Clemens, Chief Financial Officer     (815)         399-2060
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                  (Name)                          (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
          x  Yes   __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    __ Yes   x No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                            HALSEY DRUG CO., INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  March 29, 2002               By:  /s/ Peter Clemens
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                                             Peter Clemens, Vice President
                                             and Chief Financial Officer